SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 14 October 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release
  October 14, 2008

BP ANNOUNCES
GULF OF MEXICO
 DISCOVERY

BP America Inc.
announced today an oil discovery at its Freedom Prospect in the deepwater
Gulf of Mexico
.
The well, located in Mississippi Canyon Block 948, approximately 70 miles southeast of the
Louisiana

Coast
, is in about 6,100 feet (1,860 met
re
s) of water. The Freedom well was drilled to a total depth of approximately 29,280 feet (8,927
m
) and encountered greater than 550 net feet of hydrocarbon-bearing sands in Middle and Lower Miocene reservoirs. Appraisal will be required to determine the size and commerciality of the discovery.

"The Freedom well is our third discovery in this part of the deepwater Gulf of Mexico following our Tubular Bells and Kodiak discoveries," said Andy Inglis,
BP c
hief
e
xecutive, Exploration and Production. "This discovery further strengthens BP's resource base and portfolio of potential development projects in the
Gulf of Mexico
. We believe that Freedom straddles Mississippi Canyon Block 948 and Mississippi Canyon Block 992 and we look forward to working with our various partners towards efficient development of these discovered resources."

The well is operated by BP Exploration & Production Inc., a wholly-owned subsidiary of BP America Inc., with a 25 per cent working interest, and includes co-owners Noble Energy, Inc.
 (37.5 per cent)
, Samson Offshore Company
(25 per cent)
 and Marathon Oil Company
(12.5 per cent)
. The lease was acquired by Noble Energy and Samson Offshore at federal OCS Lease Sale 198 in March, 2006.

Mississippi Canyon Block 992
is operated by BHP (32.
25 per cent
) with BP as co-owner (67.
75 per cent
).

Note to editors
:

  Noble Energy has historically referred to the Freedom Prospect as Gunflint.

  BP is one of the world's largest oil and gas companies with operations in more than 100 countries across six continents. The company's main businesses are exploration and production of oil and gas; refining, manufacturing and marketing of oil products and petrochemicals; transportation and marketing of natural gas; and BP Alternative Energy, a growing business in renewable and low-carbon power and next generation energy technologies.

Further information
:

Daren Beaudo
, BP Houston: +1-
281-366-8346
David Nicholas, BP London: +44 20 7496 4708

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 October 2008

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary